SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 333-186732

CUSIP Number: 04300F105

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form N-SAR	☐ Form 20-F ☐ Form N-CSR	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D

For Period Ended: October 31, 2014

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read instruction (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant	Artec Global Media, Inc.

Former name if applicable	Artec Consulting Corp.

Address of principal executive office (Street and number)	1000 E William St Suite 204

City, state and zip code	Carson City, NV 89701

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Artec Global Media, Inc. (the "Company") could not complete the filing of its Quarterly Report on Form 10-Q for the quarter ended October 31, 2014 due to a delay in obtaining and compiling information required to be included in the Company's Form 10-Q, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Caleb Wickman	844	505-2285
(Name)	(Area Code)	(Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof. ☐Yes    ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

Artec Global Media, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 15, 2014	By:	/s/ Caleb Wickman
Caleb Wickman
President and Treasurer
(Principal Executive Officer and Principle Financial Officer)

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).